UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03006058

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

January 24, 2003

Act	1934
Section	
Rule	14A-8
Public Availability	1-24-2003

James M. Quinn
Secretary and Assistant General Counsel
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

Dear Mr. Quinn:

This is in response to your letter dated December 31, 2002 concerning the shareholder proposal submitted to Eastman Kodak by Robert D. Morse. We also have received a letter from the proponent dated January 6, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Kodak

RECEIVED

2002 DEC 31 PM 4: 18

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 31, 2002

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Eastman Kodak Company
Shareholder Proposal of Robert D. Morse

Ladies and Gentlemen:

On behalf of Eastman Kodak Company, a New Jersey corporation (the ***"Company"***), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby request confirmation that the staff members of the Division of Corporation Finance (the ***"Staff"***) will not recommend any enforcement action to the United States Securities and Exchange Commission (the ***"Commission"***) if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal and supporting statement (the ***"Proposal"***) submitted by Robert D. Morse (the ***"Proponent"***) from the Company's proxy statement relating to its 2003 Annual Meeting of Shareholders (the ***"2003 Annual Meeting"***). The Proposal urges the board of directors to change the format and wording of the Proxy Card sent to shareholders, replacing the word "EXCEPT" with the word "AGAINST" and removing a statement that all proxies which are signed, but not voted as to choice will be voted at the discretion of management.

As discussed below, the Company believes that the Proposal may be omitted from the Company's proxy materials for the 2003 Annual Meeting under Rule 14a-8(i)(2) and (3) because (i) the Company's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, and therefore the implementation of the Proposal would result in the Company's proxy materials being false and misleading under Rule 14a-9, and (ii) the Proposal is itself false and misleading under Rule 14a-9 in that the Company's Proxy Card (a copy of the 2002 Proxy Card is attached) does not contain the word "EXCEPT" and does not state that signed, but unvoted, proxies will be voted at the discretion of management.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. The Company intends to file definitive proxy materials with the Commission 80 or more days after the date of this letter.

James M. Quinn
Secretary and Assistant General Counsel, EASTMAN KODAK COMPANY
343 State Street • Rochester, New York 14650-0218 • 585 724-4368 • FAX: 585 724-9549 • jim.quinn@kodak.com

A. <u>The Proposal</u>

The Proposal urges the board of directors to change the format and wording of the voting card sent to shareholders, replacing the word "EXCEPT" with the word "AGAINST" and removing the statement that all proxies which are signed, but not voted as to choice will be voted at the discretion of management.

B. <u>Reasons for Exclusion of the Proposal</u>

1. Rule 14a-9 (Implementing the changes suggested would be false and misleading.)

The Company is incorporated in the State of New Jersey and its directors are elected by a plurality vote in accordance with the laws of that state. Therefore, an opportunity to vote "against" a director, the relief requested by the Proponent, would have no legal effect. Substituting the word "AGAINST" for the words "WITHHOLD AUTHORITY" would mislead shareholders into believing that by checking the "AGAINST" box they would actually be casting a vote against a particular candidate.

The Company's Restated Certificate of Incorporation, a copy of which has been filed with the Commission does not contain any provision altering or opting out of the otherwise applicable provision of the New Jersey Business Corporation Act ("***NJBCA***"), Section 14A:5-24(3) which states that "Except as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast at an election."

Attached is a legal opinion from Sills Cummis Radin Tischman Epstein & Gross, the Company's outside counsel admitted to practice in New Jersey. This opinion confirms that (1) NJBCA Section 14A:5-24(3) provides directors shall be elected by a plurality vote unless a company's certificate of incorporation provides otherwise, (2) the Company has not adopted any provision in its Restated Certificate of Incorporation to opt out of this provision, and (3) under these circumstances and in light of NJBCA Section 14A:5-24(3) a vote "against" a nominee for director would have no effect in determining whether the nominee is selected. Since an "against" vote would have no effect, it would be misleading to purport to provide for one.

In 2002 the Staff considered substantially identical proposals from the Proponent and ruled that they could be omitted under Rule 14a-8(i)(2) and (3). <u>See</u> Exxon Mobil Corporation (March 28, 2002), in which the Division issued a No-Action letter in connection with the request of Exxon Mobil, also a New Jersey corporation, to exclude a substantially identical proposal from the Proponent on identical grounds. <u>See also</u> Lucent Technologies Inc. (Nov. 18, 2002) and Coca-Cola Co. (Feb. 6, 2002). Neither Lucent nor Coca-Cola had opted out of the plurality voting specified by Delaware law, and therefore the Staff allowed Lucent and Coca-Cola to exclude substantially identical proposals by Proponent because implementation of the proposals would be false and misleading under Rule 14a-9.

2. Rule 14a-9. (The proposal incorrectly describes the Company's current Proxy Card, and, thus, is false and misleading.)

Rule 14a-9 prohibits false and misleading solicitations. The Proposal makes false and misleading characterizations of material facts, in particular, of the Company's Proxy Card. Therefore, the Proposal may be omitted under Rule 14a-8(i)(2) and (3).

The Proposal asks that the word "EXCEPT" be removed from the Company's Proxy Card and be replaced with the word "AGAINST." The word "EXCEPT" did not appear on the Company's Proxy Card for 2002, and it is not planned to be included in 2003. Rather, in connection with director elections, the 2002 Card correctly had a box marked "For" and another box marked "Withhold Authority." Below the two boxes was a blank line and beneath the line appeared the following language, "To withhold authority to vote for any particular nominee(s) write the name(s) above."

The Proposal also asks the Company to, "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." No such language appeared on the Company's Proxy Card in 2002, and it is not planned to be included in 2003.

A shareholder reading the Proponent's Proposal would be misled in material respects as to what had appeared on the Proxy Card in the preceding year, and might vote on the incorrect assumption that the Proxy Card contained the language cited in the Proposal. The shareholder so voting might actually have no objection to the language which, in fact, appeared there.

Conclusion

On the basis of the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff. Based on the Company's timetable for the 2003 Annual Meeting, a response from the Staff by February 7, 2003 would be of great assistance.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing the Proponent of the Company's intention not to include the Proposal in its proxy materials for the 2003 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 585-724-4368 or at jim.quinn@kodak.com.

Respectfully submitted,

cc: Mr. Robert D. Morse
212 Highland Ave.
Moorestown, New Jersey
08057-2717

SILLS CUMMIS RADIN TISCHMAN EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

ONE RIVERFRONT PLAZA
NEWARK, NEW JERSEY 07102-5400
(973) 643-7000
FAX: (973) 643-6500
E-MAIL: SILLSMAIL@SILLSCUMMIS.COM

712 FIFTH AVENUE
NEW YORK, NY 10019
(212) 643-7000
FAX (212) 643-6550

ONE EMBARCADERO CENTER, SUITE 2440
SAN FRANCISCO, CA 94111
(415) 643-7000
FAX (415) 643-6500

17 GORDON'S ALLEY
ATLANTIC CITY, NJ 08401-7406
(609) 344-2800
FAX (609) 344-7035

WRITER'S DIRECT DIAL NUMBER:

WRITER'S E-MAIL:

PLEASE REPLY TO NEWARK

December 31, 2002

Eastman Kodak Company
343 State Street
Rochester, New York 14650

Re: Eastman Kodak Company
Shareholder Proposal of Robert D. Morse

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal (the "Proposal") submitted to Eastman Kodak Company, a New Jersey corporation (the "Company"), may be omitted from the Company's proxy statement for its 2003 annual meeting of stockholders pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3) of the Securities Exchange Act of 1934.

It is our opinion that the Proposal may be omitted because the Proposal would change the Company's present proxy vote format which is consonant with New Jersey law to one which would have no legal effect but could appear to permit a different result, which could be misleading.

The Proposal

The Proposal urges the board of directors to change the format and wording of the voting card sent to shareholders, replacing the word "EXCEPT" with the word "AGAINST."

Discussion

Section 14A:5-24(3) of the NJBCA states that "Except as otherwise provided by the certificate of incorporation, directors shall be elected by a plurality of the votes cast at an election." Our review of the Company's Restated Certificate of Incorporation, as amended to date, shows no statement altering or opting out of that provision. Accordingly, a vote "against" a nominee for director would have no legal effect under the NJBCA in determining whether a nominee is elected. The Company's current format ("FOR" or "WITHHOLD") is consonant with the NJBCA; the proposed change implies that a different voting result would obtain, which is not true, and could therefore be misleading to shareholders.

Conclusion

For the reasons set forth above, it is our opinion that the Company may omit the Proposal from the Company's proxy materials.

Very truly yours,

Sills Cummis Radin Tischman Epstein & Gross, P.A.

EASTMAN KODAK COMPANY 2002 ANNUAL MEETING

ADMISSION – If you vote by internet or telephone, please follow the instructions for requesting admission to the Meeting. If you vote by mail, to request admission, please check the appropriate box on the proxy card, and return it in the enclosed envelope.

Please remove the attached **"Admission Ticket"** at the perforation. **You must bring it with you to attend the Meeting.** When you arrive, please stop at the admissions area in the lobby. At that point you will receive your shareholder identification badge to wear at all times at the Meeting.

If you indicate that you are bringing a guest, he or she must register with you at the same time in order to enter the Meeting.

Seating at the Meeting is **not reserved**. We will accommodate shareholders on a first-come, first-served basis, upon arrival at the Meeting.

SECURITY – For security reasons, packages and briefcases will not be allowed in the Meeting. Facilities for checking them will be available.

PRE-MEETING ACTIVITIES – The doors will open at approximately 8:45 AM, and beverages will be available. At approximately 9:30 AM, audio-visual presentations will be shown. The Annual Meeting will begin promptly at 10:00 AM.

TIME LIMIT – In order to allow all shareholders a chance to be heard, there will be a three-minute time limit imposed on each speaker and a 20-minute limit per subject.

NOTICE OF THE 2002 ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Eastman Kodak Company will be held on Wednesday, May 8, 2002, at 10:00 AM, at the Theater on the Ridge, 200 Ridge Road West, Rochester, NY.

There are three proposals to be voted on at the Meeting:

1. Election of four Class III directors for a term of three years: Richard S. Braddock, Daniel A. Carp, Durk I. Jager, and Debra L. Lee; and two Class I directors for a term of one year: Timothy M. Donahue and Delano E. Lewis.
2. Ratification of election of PricewaterhouseCoopers LLP as independent accountants.
3. Shareholder proposal requesting additional environmental disclosure.

The Board of Directors recommends a vote FOR items 1 and 2 and AGAINST item 3.

If you were a shareholder of record at the close of business on March 11, 2002, you are entitled to vote at the Annual Meeting.

If you have any questions about the Meeting, please contact the Coordinator, Shareholder Services, Eastman Kodak Company, 343 State St., Rochester, NY 14650-0211, (585) 724-5492.

The Theater on the Ridge is handicap accessible. If you require special assistance, call the Coordinator, Shareholder Services.

By Order of the Board of Directors

Joyce P. Haag

Joyce P. Haag, Secretary and Assistant General Counsel
Eastman Kodak Company, March 20, 2002

(Please detach Proxy Card at perforation.)

Kodak

EASTMAN KODAK COMPANY

This Proxy is solicited on behalf of the Board of Directors

The undersigned hereby appoints Daniel A. Carp and Joyce P. Haag, and each of them, as Proxies with full power of substitution, to vote, as designated on the reverse side, for director substitutes if any nominee becomes unavailable, and in their discretion, on matters properly brought before the Meeting and on matters incident to the conduct of the Meeting, all of the shares of common stock of Eastman Kodak Company which the undersigned has power to vote at the Annual Meeting of Shareholders to be held on May 8, 2002, or any adjournment thereof.

NOMINEES FOR DIRECTOR: Class III: Richard S. Braddock, Daniel A. Carp, Durk I. Jager, and Debra L. Lee
Class I: Timothy M. Donahue and Delano E. Lewis

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL NOMINEES FOR DIRECTOR, FOR THE RATIFICATION OF ELECTION OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT ACCOUNTANTS AND AGAINST THE SHAREHOLDER PROPOSAL.

This Proxy will be voted as directed. If no direction to the contrary is indicated, it will be voted as follows:

FOR the election of all nominees for director;
FOR the ratification of election of independent accountants;
AGAINST the shareholder proposal requesting additional environmental disclosure.

SEE REVERSE SIDE

(CONTINUED, and To Be Signed and Dated on the *REVERSE SIDE)*

Kodak

Eastman Kodak Company
c/o Proxy Services
P.O. Box 43068
Providence, RI 02940-3068

EASTMAN KODAK COMPANY
2002 ANNUAL MEETING

Wednesday, May 8, 2002
10:00 AM
Theater on the Ridge
200 Ridge Road West
Rochester, NY

ADMISSION TICKET

(Please detach Admission Ticket at perforation.)

VOTE BY INTERNET, TELEPHONE OR MAIL

You can vote your proxy 24 hours a day, 7 days a week, using either the internet or a touch-tone telephone. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

TO VOTE BY INTERNET: **GO TO THE WEB ADDRESS: http://www.eproxyvote.com/ek.**
You will be asked to enter the **Voter Control Number** located above your name and address in the lower left of the proxy card. Then follow the instructions. Your vote must be received before midnight of the day before the Meeting.

OR

TO VOTE BY TELEPHONE: **CALL TOLL-FREE ON A TOUCH-TONE TELEPHONE (877) PRX-VOTE ((877) 779-8683). THERE IS NO CHARGE TO YOU FOR THIS CALL.**
You will be asked to enter the **Voter Control Number** located above your name and address in the lower left of the proxy card. Then follow the instructions. Your vote must be received before midnight of the day before the Meeting.
If you are voting by internet or telephone, DO NOT mail your proxy card.

OR

TO VOTE BY MAIL: Mark, sign and date your proxy card and return it in the postage-paid envelope.

(Please detach Proxy Card at perforation.)

X Please mark votes as in this example.

The Board of Directors recommends a vote FOR Items 1 and 2 and AGAINST Item 3

Item	FOR	WITHHOLD AUTHORITY	AGAINST	ABSTAIN
1. Election of Directors - (01) Richard S. Braddock (02) Daniel A. Carp (03) Durk I. Jager (04) Debra L. Lee (05) Timothy M. Donahue (06) Delano E. Lewis	☐	☐		
2. Ratification of Election of Independent Accountants	☐		☐	☐
3. Shareholder proposal requesting additional environmental disclosure	☐		☐	☐

To withhold authority to vote for any particular nominee(s), write the name(s) above.

I plan to attend the Annual Meeting. ☐

I plan to bring a guest. ☐

When completed, promptly forward this card to: Proxy Services
EquiServe
P.O. Box 43042
Providence, RI
02940-5070

Signature (s)__________ Date __________

NOTE: Please sign exactly as the name appears on this card. Joint owners must each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title.

SEP 3 2002

Office of the Secretary
Eastman Kodak Company
343 State Street
Rochester, NY 14650-0218

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph:856 235 1711
August 23, 2002

Dear Secretary:

I wish to enter a proposal for the Year 2003 Proxy Material.

I have over $2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery

My request has been omitted on some previous offerings due to non-attendance at meetings However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Enclosures

Robert D. Morse
Robert D. Morse

Office of the Secretary
Eastman Kodak Company
343 State Street
Rockester, NY 14650-0218

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711
August 23. 2002

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material:

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse

Robert D Morse

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission, which also illustrates the effect of plurality voting. Noting that since 1979, SEC Rule 14a-4(b)(2) has required that proxy cards used for the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that when the SEC considered amendments to its rule in 1979, it first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC found that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC dropped the requirement for the inclusion of a vote against option. However, it did include in the final rule the concept of permitting stockholders to withhold authority to vote for a nominee or nominees because it wanted to enable stockholders to express dissent by some means other than simply abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the

---

2 The Court cited Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) p 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

February 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to conclude that AT&T has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Attorney-Advisor

February 15, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 26, 2001

The proposal requests that the board make particular revisions to its proxy materials.

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Merck has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Merck may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Merck may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor

RECEIVED
2003 JAN 13 PM 4:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
January 6, 2003

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: Eastman Kodak Company.
Letter to the SEC dated Dec. 31, 2003
Copy received January 2, 2003.

Ladies and Gentlemen:

There appears to be a correct picture presented by Eastman Kodak Company and their legal advisors regarding the "plurality" voting regulations established in New Jersey. These regulations have also been established by other entities and their legal advisors for companies registered in the states of Delaware, Maryland, New York and Virginia, when applying for permission to delete my Proposal.

The problem is, none of them are focusing on the RESULT, that is: American Shareowners are deprived of the "Right of Dissent", as established in our Constitution and Bill of Rights, as I see it. Therefore, the entire regulations are unconstitutional and may be ignored by the SEC, and should be corrected in the SEC regulations to comply.

As noted in an earlier presentation, one legal firm admonished that they were not to be "copied" or "quoted" without permission, thereby showing that the input proved that Shareowners were NOT permitted to vote "Against" as it would violate those state's named "Laws/Rules, thereby firming up my declaration that they actually deny rights to the voting Shareowners.

The entire "plurality" program was pushed through solely to benefit companies Management desiring to entrench themselves in office. There appear to be no listed opponents for the same director's positions on the ballot card. "False and Misleading" is the actual RESULT of said regulations, not my application.

Again, I ask that this inequity be corrected, the sooner the better.

There were two enclosures showing that my Proposal was permitted for printing in the Proxy Materials of AT&T dated February 7, 2002 and Merck, Inc. dated February 15, 2002. I ask that these rulings be continued.

6 Copies to SEC
1 @ for Kodak & Counsel

Sincerely,

Robert D. Morse
Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 31, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Eastman Kodak may exclude the proposal under rule 14a-8(i)(2). In this regard, because Eastman Kodak's governing instruments do not opt out of the plurality voting that is otherwise specified by New Jersey law, it appears that implementation of the proposal would result in Eastman Kodak's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Eastman Kodak omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Eastman Kodak relies.

Sincerely,

Grace K. Lee
Special Counsel